

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

File number 82 - 524

82-34640

03 APR 29 AM 7:21



03050623

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

22 April 2003

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

Since our previous submission to you on 2nd April 2003 and pursuant to rule 12g3 - 2(b) of the Securities and Exchange Act of 1934, please find enclosed a recent press release to the London Stock Exchange.

Directors' share options - 22nd April 2003

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Enc.

5/27

Full Text Announcement



Company	Friends Provident PLC
TIDM	FP.
Headline	Directors' share options
Released	13:13 22 Apr 2003
Number	2248K

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Friends Provident plc

2) Name of director

N/A

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

N/A

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A

7) Number of shares/amount of stock acquired

N/A

8) Percentage of issued class

N/A

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

17th March 2003

18) Period during which or date on which exercisable

17th March 2006 until 17th March 2013

19) Total amount paid (if any) for grant of the option

Nil (for grant)

20) Description of shares or debentures involved: class, number

Ordinary shares of 10p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

For options: 71p; for Long Term Incentive Plans: 10p

22) Total number of shares or debentures over which options held following this notification

See attached schedule

23) Any additional information

Not applicable

24) Name of contact and telephone number for queries

Diana Monger, 01306 653026

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 22nd April 2003

Schedule 11

Attachment to Q22

Name of Director	Number of Ordinary Friends Provident plc Shares of 10p each	
	Options	LTIPs
G K Aslet	236,619	118,309
A R G Gunn	368,311	184,155
D M Jackson	338,028	169,014
K Satchell	619,719	309,859
B W Sweetland	330,988	165,494

END



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